SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 4, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia Stock Exchange Release dated November 4, 2013: Samsung extends the patent license agreement between Nokia and Samsung for five years; companies will enter into binding arbitration to settle the amount of additional compensation

STOCK EXCHANGE RELEASE

November 4, 2013

Samsung extends the patent license agreement between Nokia and Samsung for five years; companies will enter into binding arbitration to settle the amount of additional compensation

Nokia Corporation
Stock exchange release
November 4, 2013 at 09.30 (CET +1)

Espoo, Finland — Nokia announced that Samsung has extended a patent license agreement between Nokia and Samsung for five years. The agreement would have expired at the end of 2013. According to the agreement, Samsung will pay additional compensation to Nokia for the period commencing from January 1, 2014 onwards, and the amount of such compensation shall be finally settled in a binding arbitration which is expected to be concluded during 2015.

“This extension and agreement to arbitrate represent a hallmark of constructive resolution of licensing disputes, and are expected to save significant transaction costs for both parties”, said Paul Melin, Chief Intellectual Property Officer of Nokia.

Nokia will retain its industry-leading patent portfolio following the proposed transaction to sell substantially all of its Devices & Services business to Microsoft and sees further opportunity to create value by investing in innovation, and by actively managing its patent portfolio and licensing activities.

FORWARD-LOOKING STATEMENTS
It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V.(referred to below as the “Agreement”); B) the closing of the Sale of the D&S

Business; C) obtaining the confirmation and approval of our shareholders for the Sale of the D&S Business; D) receiving timely, or at all, necessary regulatory approvals for the Sale of the D&S Business; E) expectations, plans or benefits related to or caused by the Sale of the D&S Business; F) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that will not be divested in connection with the Sale of the D&S Business; G) expectations, plans or benefits related to changes in leadership and operational structure; H) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; I) the timing of the deliveries of our products and services; J) our ability to innovate, develop, execute and commercialize new technologies, products and services; K) expectations regarding market developments and structural changes; L) expectations and targets regarding performance, including those related to market share, prices, net sales and margins of products and services; M) expectations and targets regarding collaboration and partnering arrangements; N) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; O) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, as well as any expected plans and benefits related to or caused by such transactions; and P) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect from the implementation of the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business, reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business; 11) the success of our HERE strategy, including our ability to establish a successful location-based platform and extend our location-based services across devices and operating systems; 12) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 13) our ability to maintain the existing sources of intellectual property related revenue and establish new such sources; 14) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 15) our ability to keep momentum and increase our speed of innovation, product development and execution in order to bring new innovative and competitive products and location-based or other services to the market in a timely manner; 16) our ability to effectively and smoothly implement the planned changes in our operational structure and achieve targeted efficiencies and reductions in operating expenses and our ability to complete the planned divestments and acquisition, including obtaining any needed regulatory approvals; 17) our ability to retain, motivate, develop and recruit appropriately skilled employees; 18) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 19) our ability to maintain and leverage our position and strengths, especially if we are unable retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 20) the performance of the parties we partner and collaborate with and our ability to achieve successful collaboration or partnering arrangements; 21) our ability to deliver our products profitably, in line with quality requirements and on time, especially if the limited number of suppliers we depend on, many of which are geographically concentrated with a majority based in Asia, fail to deliver sufficient quantities of fully functional products, components, sub-assemblies, software and services on favorable terms and in compliance with our supplier requirements; 22) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 23) any actual or even alleged defects or other quality, safety and security issues in our products; 24) any inefficiency, malfunction or disruption of a system or network that our operations rely on; 25) the impact of cybersecurity breach or other factors leading to an actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 26) our ability to successfully manage the pricing of our products and services and costs related to our products and services and our operations; 27) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 28) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 29) our ability to protect the technologies, which we or others develop or which we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our product and services; 30) the impact of economic, regulatory, political or other development on our sales, manufacturing facilities and assets located in emerging market countries as well as the impact of regulations against imports to those countries; 31) the impact of changes in and enforcement of government policies, technical standards, trade policies, laws or regulations in countries where our assets are located and where we do business; 32) investigations or claims by contracting parties in relation to exits from countries, areas or contractual arrangements;

33) unfavorable outcome of litigation, regulatory proceedings or investigations by authorities; 34) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity related to them, regardless of merit; 35) Nokia Solutions and Networks’ (renamed from Nokia Siemens Networks) also referred to as NSN success in the mobile broadband infrastructure and related services market and its ability to effectively, profitably and timely adapt business and operations to the diverse needs of its customers; 36) NSN’s ability to maintain and improve its market position and respond successfully to changes and competition in the mobile broadband infrastructure and related services market; 37) NSN’s success in implementing its restructuring plan and reducing its operating expenses and other costs; 38) NSN’s ability to invest in and timely introduce new competitive products, services, upgrades and technologies; 39) NSN’s dependence on limited number of customers and large, multi-year contracts; 40) NSN’s liquidity and its ability to meet its working capital requirements, including access to available credit under its financing arrangements and other credit lines as well as cash at hand; 41) the management of NSN’s customer financing exposure; 42) whether ongoing or any additional governmental investigations of alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks (renamed Nokia Solutions and Networks); 43) any impairment of NSN’s customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks (renamed Nokia Solutions and Networks), as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal